SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
101(b)(1):   ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
101(b)(7):   ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2013.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: August 9, 2013

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2013 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB144.31 billion, up by 18.6% as compared to the same period of last year.

Profit for the period	:	RMB5.32 billion, up by 55.0% as compared to the same period of last year.

Basic earnings per share	:	RMB0.225, up by 54.1% as compared to the same period of last year.

EBITDA	:	RMB42.18 billion, up by 17.0% as compared to the same period of last year.

CHAIRMAN’S STATEMENT

Dear shareholders:

First at all, on behalf of the Board of Directors of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In the first half of 2013, the Company continued to promote scale and profitable development and achieved new remarkable progresses in various areas.

Overall Results

In the first half of 2013, the Company maintained a rapid revenue growth. Its operating revenue reached RMB144.31 billion, representing an increase of 18.6% over the same period last year, of which, service revenue was RMB116.48 billion, up by 13.8% year-on-year. The Company’s business structure was further optimised, with mobile business and non-voice business accounting for 62.5% and 55.3% of total service revenue respectively. The Company achieved continuous improvement in profitability, with profit growing faster than revenue and revenue growing faster than cost. Its EBITDA increased by 17.0% year-on-year to RMB42.18 billion, and net profit by 55.0% to RMB5.32 billion. The Company’s operating cash flow increased by 16.1% to RMB41.27 billion, and free cash flow was further improved. The Company’s overall financial status turned more solid, laying a more solid foundation for the sustainable growth in the future.

Business Development

3G driving the scale development of mobile business. The Company proactively promoted integrated mobile operation and accelerated 2G/3G integrated development to drive the scale business growth. In the first half year, the Company’s 3G service revenue increased by 52.1% year-on-year to RMB40.91 billion, and its proportion to mobile service revenue reached 56.2%. The Company’s 3G subscribers exceeded 100 million, representing an increase of 73.9% over the same period last year, and the 3G penetration in mobile subscribers reached 38.2%. 3G ARPU remained at a relatively high level of RMB77.6. The Company leveraged its differentiated advantage in mobile data service and enhanced data volume operation to stimulate data demand. The data usage of the Company’s handset users grew by 131.3% as compared to the same period last year.

Broadband upgrade driving the steady growth in fixed-line revenue. The Company proactively carried out the deployment of fiber optic network to enhance the speed advantage of its broadband access, and improved the sales and marketing capabilities through such measures as service commitment. In the first half year, the Company’s broadband service revenue1 increased by 10.4% year-on-year to RMB22.58 billion, and its proportion to fixed- line service revenue exceeded 50%. The Company’s broadband subscribers1 increased by 4.035 million to 62.575 million. The Company further leveraged the advantage of its full-service offering and enriched its bundling packages. The penetration rate of “WO Family” subscribers in the Company’s residential broadband subscribers reached 33.1%, representing an increase of 7.7 percentage points over the same period last year.

Informatisation applications driving the rapid development of enterprise customer business. To accelerate the scale development, the Company centered on key industry applications to proactively promote strategic cooperation with enterprise customers, leveraged on the implementation of its “Smart City” strategy, and established the cloud-computing based integrated platform for industry applications to improve the resource use efficiency. In the first half year, the service revenue from enterprise customers increased by 22.0% year-on- year, and the key industry applications users reached 31.14 million. The Company maintained its leading position in the areas such as mobile office, auto informatisation and wireless surveillance.

Network Capabilities

To support its sustainable growth in the future, the Company further enhanced its network capabilities with a focus on network architecture as well as mobile, broadband and transmission networks so as to strengthen its network advantages in broadband and mobile Internet. In the first half year, the Company added 33 thousand new 3G base stations, and opened HSPA+ 21Mbps services over the whole 3G network, with speed up to 42Mbps at some urban hot spot areas. The Company accelerated fiber optic deployment. Its broadband access ports increased by 19.9% year-on-year, and FTTH/B accounted for 63% of total access ports, representing an increase of 10 percentage points over the same period last year. In order to better meet the demand from HSPA+, LTE and integrated services, the Company optimised the structure and enhanced the coverage of its infrastructure and transmission networks.

Management and Innovation

The Company committed itself to the customer-oriented service transformation and proactively promoted e-commerce. In the first half year, the sales generated by online stores reached RMB25.87 billion, up by 65.0% year-on-year, and the share of service transactions that were conducted over e-channel increased by 12 percentage points to 46% as compared to last year. By exploring new customer service channels such as Weibo, handset and instant message, the Company lowered its customer complaint rate by 3.5% as compared to the same period last year. Guided by international best practices, the Company continued to improve its internal control mechanism to ensure the sustainable and healthy development of the Company. The Company continued to promote innovation, and its “Billing Information Online Inquiry System for Mobile Internet Users” won the second prize of National Science and Technology Award. The Company fully fulfilled its social responsibilities and made its due contributions to various social activities. The Company took an active role in the rescue and relief activities during Lushan Earthquake, and provided communications support to important events such as the “Shenzhou 10 Launch.

Outlook

Looking forward, the Chinese government has greatly increased its efforts to promote the simultaneous development of industrialisation, informatisation, urbanisation and agricultural modernisation. With the further implementation of the “Broadband China” Strategy as well as the government’s initiatives to stimulate ICT consumption, the information and communications industry possesses huge growth potential. With opportunities and challenges, the Company will continue to leverage its differentiated competitive advantages and strive to enhance the capabilities in sales and marketing as well as customer service so as to accelerate scale and quality development of its key businesses. The Company will optimise its management mode in investment and construction to improve investment efficiency and network capabilities. The Company will fully implement delicacy management to ensure continuous improvement in efficiency and profitability. In the meantime, the Company will make appropriate preparations in network deployment, business model and IT system to respond to possible changes in the regulatory policies. The Company remains full of confidence about its overall development in the future.

Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 8 August 2013

Note 1:	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB19.40 billion to RMB20.46 billion in the first half of 2012.

FINANCIAL OVERVIEW

Revenue

In the first half of 2013, total revenue was RMB144.31 billion, up by 18.6% as compared to the same period of last year. Out of total revenue, service revenue was RMB116.48 billion, up by 13.8% as compared to the same period of last year.

In the first half of 2013, service revenue from the mobile business was RMB72.85 billion, up by 20.5% as compared to the same period of last year. Out of service revenue from the mobile business, service revenue from 3G business was RMB40.91 billion and, as a percentage of service revenue from the mobile business, there was an increase from 44.5% in the first half of 2012 to 56.2% in the first half of 2013.

In the first half of 2013, service revenue from the fixed-line business was RMB43.25 billion, up by 4.2% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from the broadband business1 was RMB22.58 billion, up by 10.4% as compared to the same period of last year and, as a percentage of service revenue from the fixed-line business, there was an increase from 49.3% in the first half of 2012 to 52.2% in the first half of 2013.

Costs and Expenses2

In the first half of 2013, total costs and expenses were RMB137.22 billion, up by 17.2% as compared to the same period of last year and 1.4 percentage points lower than the increase in total revenue in the first half of 2013.

The Company further expanded its network assets, depreciation and amortisation charge3 were RMB33.91 billion in the first half of 2013, up by 12.4% as compared to the same period of last year and, as a percentage of service revenue, there was a decrease from 29.5% in the first half of 2012 to 29.1% in the first half of 2013.

As the Company continued to strengthen cost control, network, operation and support expenses were RMB15.99 billion in the first half of 2013, up by 2.2% as compared to the same period of last year and, as a percentage of service revenue, there was a decrease from 15.3% in the first half of 2012 to 13.7% in the first half of 2013.

To cope with keen market competition, the Company continued to accelerate the user development. As a result, selling and marketing expenses were RMB20.39 billion in the first half of 2013, up by 24.5% as compared to the same period of last year. 3G terminal subsidy cost was RMB4.22 billion in the first half of 2013 and, as a percentage of service revenue from 3G business, there was a decrease from 13.1% in the first half of 2012 to 10.3% in the first half of 2013.

Earnings

In the first half of 2013, profit before income tax was RMB7.09 billion and profit for the period was RMB5.32 billion, up by 55.0% as compared to the same period of last year. Basic earnings per share was RMB0.225 in the first half of 2013. EBITDA4 was RMB42.18 billion in the first half of 2013, up by 17.0% as compared to the same period of last year. EBIDTA as a percentage of the service revenue was 36.2% in the first half of 2013.

Operating Cash Flow and Capital Expenditure

In the first half of 2013, the Company’s net cash flow from operating activities was RMB41.27 billion, up by 16.1% as compared to the same period of last year. Capital expenditure was RMB21.61 billion in the first half of 2013.

Balance Sheet

Liabilities-to-assets ratio changed from 59.4% as at 31 December 2012 to 58.0% as at 30 June 2013. Debt-to-capitalisation ratio changed from 40.4% as at 31 December 2012 to 38.7% as at 30 June 2013.

Note 1:	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB19.40 billion to RMB20.46 billion in the first half of 2012.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	The acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from China United Network Communications Group Company Limited was completed on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the acquisition of Unicom New Horizon was accounted as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, “Property, plant and equipment” on the date of purchase. Depreciation and amortisation charges in the first half of 2013 included depreciation and amortisation charges of RMB1.14 billion attributed by the assets of Unicom New Horizon.

Note 4:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2013, which are extracted from the unaudited condensed consolidated interim financial information of the Group as set out in the Company’s 2013 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET AS AT 30 JUNE 2013

(All amounts in Renminbi (“RMB”) millions)

		30 June	31 December
	Note	2013	2012
ASSETS
Non-current assets
Property, plant and equipment		419,021	430,997
Lease prepayments		7,587	7,601
Goodwill		2,771	2,771
Deferred income tax assets		8,182	6,534
Financial assets at fair value through other comprehensive income	6	5,197	5,567
Other assets		15,814	14,480

		458,572	467,950

Current assets
Inventories and consumables		5,043	5,803
Accounts receivable	7	16,637	13,753
Prepayments and other current assets		10,898	9,580
Amounts due from related parties		17	18
Amounts due from domestic carriers		566	738
Short-term bank deposits		59	32
Cash and cash equivalents		13,423	18,250

		46,643	48,174

Total assets		505,215	516,124

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		2,317	2,311
Share premium		174,043	173,473
Reserves		(20,972)	(20,509)
Retained profits
– Proposed 2012 final dividend	12	—	2,828
– Others		56,714	51,402

Total equity		212,102	209,505

		30 June	31 December
	Note	2013	2012
LIABILITIES
Non-current liabilities
Long-term bank loans		502	536
Corporate bonds		2,000	2,000
Deferred income tax liabilities		19	20
Deferred revenue		1,371	1,412
Other obligations		265	331

		4,157	4,299

Current liabilities
Accounts payable and accrued liabilities	9	98,433	108,486
Taxes payable		3,658	1,820
Amounts due to ultimate holding company		1,755	567
Amounts due to related parties		3,998	4,767
Amounts due to domestic carriers		1,483	1,163
Commercial papers		38,000	38,000
Short-term bank loans		63,014	69,175
Convertible bonds	8	11,086	11,215
Current portion of long-term bank loans		848	850
Current portion of promissory notes		12,000	15,000
Current portion of corporate bonds		5,000	5,000
Dividend payable	12	653	561
Current portion of deferred revenue		585	729
Current portion of other obligations		2,634	2,642
Advances from customers		45,809	42,345

		288,956	302,320

Total liabilities		293,113	306,619

Total equity and liabilities		505,215	516,124

Net current liabilities		(242,313)	(254,146)

Total assets less current liabilities		216,259	213,804

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2013	2012
Revenue	10	144,307	121,690
Interconnection charges		(9,917)	(9,151)
Depreciation and amortisation		(33,906)	(30,172)
Network, operation and support expenses		(15,993)	(15,642)
Employee benefit expenses		(14,934)	(13,740)
Costs of telecommunications products sold		(31,813)	(22,955)
Other operating expenses		(29,473)	(24,163)
Finance costs		(1,475)	(2,047)
Interest income		81	121
Other income – net		215	624

Profit before income tax		7,092	4,565
Income tax expenses	5	(1,775)	(1,135)

Profit for the period		5,317	3,430

Profit attributable to:
Equity shareholders of the Company		5,317	3,430

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.23	0.15

Diluted earnings per share (RMB)	13	0.22	0.14

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in RMB millions)

	Six months ended 30 June
	2013	2012
Profit for the period	5,317	3,430

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(370)	(1,741)
Tax effect on changes in fair value of financial assets through other comprehensive income	90	435

Changes in fair value of financial assets through other comprehensive income, net of tax	(280)	(1,306)
Item that may be reclassified subsequently to statement of income:
Currency translation differences	(14)	—

Other comprehensive income for the period, net of tax	(294)	(1,306)

Total comprehensive income for the period	5,023	2,124

Total comprehensive income attributable to:
Equity shareholders of the Company	5,023	2,124

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in RMB millions)

	Six months ended 30 June
	2013	2012
Net cash inflow from operating activities	41,273	35,535
Net cash outflow from investing activities	(36,341)	(35,090)
Net cash (outflow)/inflow from financing activities	(9,737)	3,074

Net (decrease)/increase in cash and cash equivalents	(4,805)	3,519
Cash and cash equivalents, beginning of period	18,250	15,106
Effect of changes in foreign exchange rate	(22)	—

Cash and cash equivalents, end of period	13,423	18,625

Analysis of the balances of cash and cash equivalents:
Cash balances	6	6
Bank balances	13,417	18,619

	13,423	18,625

NOTES: (ALL AMOUNTS IN RMB MILLIONS UNLESS OTHERWISE STATED)

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The financial information for the year ended 31 December 2012 is extracted from the audited financial statements as set out in the Company’s 2012 Annual Report.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s international auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2012 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2013.

(a)	Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) to CUCL. The acquisition was completed on 26

December 2012.

In accordance with International Financial Reporting Standard (“IFRS”)/Hong Kong Financial Reporting Standard (“HKFRS”) 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed- line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new leases are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” on the date of purchase.

(b)	Going Concern Assumption

As at 30 June 2013, current liabilities of the Group exceeded current assets by approximately RMB242.3 billion (31 December 2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB197.3 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB75.5 billion was unutilised as at 30 June 2013; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2013 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2012.

The following new and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2013 and are applicable to the Group:

IAS/HKAS 1 (amendment), “Financial statements presentation”

The amendments require entities to present the items of other comprehensive income that would be reclassified to statement of income in the future if certain conditions are met separately from those that would never be reclassified to statement of income. The Group’s presentation of other comprehensive income in these financial statements has been modified accordingly.

IFRS/HKFRS 10, “Consolidated financial statements”

IFRS/HKFRS 10 replaces the requirements in IAS/HKAS 27, “Consolidated and separate financial statements” relating to the preparation of consolidated financial statements and Standing Interpretations Committee/Hong Kong-Standing Interpretations Committee 12, “Consolidation – Special purpose entities”. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns. As a result of the adoption of IFRS/HKFRS 10, the Group has changed its accounting policy with respect to determining whether it has control over an investee. The adoption does not change any of the control conclusions reached by the Group in respect of its involvement with other entities as at 1 January 2013.

IFRS/HKFRS 12, “Disclosure of interests in other entities”

IFRS/HKFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS/HKFRS 12 are generally more extensive than those previously required by the respective standards. Since those disclosure requirements only apply to a full set of financial statements, the Group has not made additional disclosures in the interim financial report as a result of adopting IFRS/ HKFRS 12.

IFRS/HKFRS 13, “Fair value measurements”

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial report. The Group has provided those disclosures in explanatory notes. The adoption of IFRS/HKFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2013 and have not been early adopted by the Group except IFRS/HKFRS 9 “Financial instruments”. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2012: 16.5%) on the estimated assessable profits for the six months ended 30 June 2013. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2013 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2012: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2012: 15%).

	Six months ended 30 June
	2013	2012
Provision for income tax on the estimated taxable profits for the period
– Hong Kong	15	10
– Outside Hong Kong	3,319	2,515

	3,334	2,525
Deferred taxation	(1,559)	(1,390)

Income tax expenses	1,775	1,135

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2013	2012
Equity securities issued by corporates	5,197	5,567

Analysed by place of listing:
Listed in the PRC	104	125
Listed outside the PRC	5,093	5,442

	5,197	5,567

For the six months ended 30 June 2013, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB370 million (for the six months ended 30 June 2012: decrease of approximately RMB1,741 million). The decrease, net of tax impact, of approximately RMB280 million (for the six months ended 30 June 2012: decrease, net of tax impact, of approximately RMB1,306 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	30 June	31 December
	2013	2012
Current, within one month	10,833	10,221
More than one month to three months	2,123	1,149
More than three months to one year	5,900	3,859
More than one year	3,685	2,590

	22,541	17,819
Less: Provision for doubtful debts	(5,904)	(4,066)

	16,637	13,753

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

8.	CONVERTIBLE BONDS

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

	Six months ended 30 June
	2013	2012
Movement of liability component:
Beginning of period	11,215	11,118
Less: interest paid	(43)	(43)
Add: effect of exchange (gain)/loss on liability component	(191)	42
Add: imputed finance cost	105	105

End of period	11,086	11,222

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to the convertible bonds reserve under equity attributable to equity shareholders of the Company.

During the six months ended 30 June 2013 and 2012, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited.

The liability component of the convertible bonds at 30 June 2013 amounted to approximately RMB11,086 million (equivalent to USD1,794 million) (31 December 2012: approximately RMB11,215 million (equivalent to USD1,784 million)) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June	31 December
	2013	2012
Less than six months	72,800	96,044
Six months to one year	14,347	7,293
More than one year	11,286	5,149

	98,433	108,486

10.	REVENUE

The tariffs for the services provided by the Group are subject to regulations issued by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,300 million for the six months ended 30 June 2013 (for the six months ended 30 June 2012: approximately RMB3,603 million).

The major components of revenue are as follows:

	Six months ended 30 June
	2013	2012
Total service revenue from mobile business	72,853	60,481
Total service revenue from fixed-line business	43,253	41,504
Other service revenue	369	408

Total service revenue	116,475	102,393
Sales of telecommunications products	27,832	19,297

	144,307	121,690

11.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica purchased ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company acquired from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of RMB146 million.

As at 30 June 2013, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,093 million (31 December 2012: approximately RMB5,442 million). For the six months ended 30 June 2013, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB349 million (for the six months ended 30 June 2012: decrease of approximately RMB1,743 million). The decrease, net of tax impact, of approximately RMB261 million (for the six months ended 30 June 2012: decrease, net of tax impact, of approximately RMB1,307 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

12.	DIVIDENDS

At the annual general meeting held on 21 May 2013, the shareholders of the Company approved the payment of a final dividend of RMB0.12 per ordinary share for the year ended 31 December 2012, totaling approximately RMB2,836 million (for the year ended 31 December 2011: final dividend of RMB0.10 per ordinary share, totaling approximately RMB2,356 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2013. Among the dividend payable of approximately RMB653 million as at 30 June 2013, dividend of approximately RMB644 million was due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2013, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the six months ended 30 June 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2013	2012
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	5,317	3,430
Imputed finance cost on the liability component of convertible bonds	105	105

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	5,422	3,535

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,587	23,565
Dilutive equivalent shares arising from share options	154	198
Dilutive equivalent shares arising from convertible bonds	918	902

Shares used in computing diluted earnings per share	24,659	24,665

Basic earnings per share (in RMB)	0.23	0.15

Diluted earnings per share (in RMB)	0.22	0.14

14.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2013	2012
Transactions with Unicom Group and its subsidiaries:
Leasing fee of Telecommunications Networks in Southern China	—	1,300
Charges for value-added telecommunications services	20	16
Rental charges for property leasing	460	467
Charges for lease of telecommunications resources	164	147
Charges for engineering design and construction services	664	741
Charges for shared services	73	86
Charges for equipment procurement services	81	127
Charges for ancillary telecommunications services	798	621
Charges for comprehensive support services	131	138
Income from comprehensive support services	37	54

15.	CONTINGENT LIABILITIES

In 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2013 and 31 December 2012.

16.	EVENTS AFTER THE REPORTING PERIOD

On 10 July 2013, CUCL issued tranche one of 2013 super and short-term commercial paper in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carries interests at 4.2% per annum.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2013 will be paid.

CHARGE ON ASSETS

As at 30 June 2013, no property, plant and equipment was pledged to banks as loan security (31 December 2012: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2013, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2013.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2013 except the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company’s memorandum and articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2013, and all of the directors have confirmed such compliance.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2013, the Group had approximately 218,190 employees, 190 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 66,950 temporary staff in Mainland China. For the six months ended 30 June 2013, employee benefit expenses were approximately RMB14.934 billion (for the six months ended 30 June 2012: RMB13.740 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2013 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2013 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

The 2013 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2013. Instead, it has been derived from the Group’s unaudited condensed consolidated financial information for the six months ended 30 June 2013, which will be included in the Company’s 2013 interim report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results.

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 8 August 2013

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny